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                             December 16, 2021

       Colin James Deller
       Chief Executive Officer
       ClearSign Technologies Corporation
       12870 Interurban Avenue South
       Seattle, WA 98168

                                                        Re: ClearSign
Technologies Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 31,
2021
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2021
                                                            Filed November 12,
2021
                                                            File No. 001-35521

       Dear Mr. Deller:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended September 30, 2021

       Item 4. Controls and Procedures , page 26

   1. Consistent with Item 307 of Regulation S-K, please amend the filing to disclose the conclusions of your
principal executive and principal financial officers regarding the effectiveness of
your disclosure controls and procedures as of the end of the period covered by the
report - i.e., September 30, 2021. We note that Item 307 of
                                                        Regulation S-K is a
separate requirement from the requirements of Item 308 of Regulation
                                                        S-K. Please note that
this comment also applies to your June 30, 2021 Form 10-Q.
   2. We note your disclosure that you have conducted an evaluation of the effectiveness of internal control
over financial reporting as of September 30, 2021 and concluded that a material weakness
exists. We note that Item 308 of Regulation S-K requires management
 Colin James Deller
ClearSign Technologies Corporation
December 16, 2021
Page 2
         to provide its report on internal control over financial reporting as of only the most recent fiscal year end. Please tell us if you performed an assessment of the effectiveness of your internal control over financial reporting as of the end of the interim period. If you did not perform an assessment of the effectiveness of your internal control over financial reporting, please remove the references to such an evaluation in the requested amendment.
         To the extent you did perform an assessment, please revise to provide the conclusions of your principal executive and principal financial officers regarding the effectiveness of your internal control over financial reporting. Please note that this comment also applies to your June 30, 2021 Form 10-Q.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins (202) 551-3639 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNameColin James Deller                           Sincerely,
Comapany NameClearSign Technologies Corporation
                                                               Division of
Corporation Finance
December 16, 2021 Page 2                                       Office of Life
Sciences
FirstName LastName